UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Alibaba Group Holding Limited

(Exact name of the registrant as specified in its charter)

Cayman Islands	001-36614	Not Applicable
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation or organization)	Number)	Identification No.)

26/F Tower One, Times Square 1 Matheson Street Causeway Bay Hong Kong	Not Applicable
(Address of principal executive offices)	(Zip Code)

Toby Hong Xu

Chief Financial Officer

Telephone: +852-2215-5100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2021 to December 31, 2021

Section 1 Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD disclosure of Alibaba Group Holding Limited (the “Company”) is for the period from January 1, 2021 to December 31, 2021. Unless the context indicates otherwise, “the Company,” “we,” and “our” refer to Alibaba Group Holding Limited and its consolidated subsidiaries and its affiliated consolidated entities, including our variable interest entities and their subsidiaries.

This disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2021 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (“3TG”).

The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined that 3TG are necessary to the functionality or production of certain components in certain of its products, including but not limited to:

(i)                                     Cainiao’s logistics and warehouse equipment, taken as a whole, contain tin, tantalum, tungsten and gold;

(ii)                                  Alibaba Cloud’s servers, networking equipment, including routers and network switches, and other hardware, taken as a whole, contain tin, tantalum, tungsten and gold;

(iii)                               Tmall Genie smart speakers, and remote controls, taken as a whole, contain tin, tantalum, tungsten and gold;

(iv)                              DingTalk’s smart attendance machines contain tin, tantalum, tungsten and gold;

(v)                                 Amap’s  smart road cones contain tin, tantalum, tungsten and gold;

(vi)                              certain of Taobao Select’s private label home and personal electronics and appliances contain tin; and

(vii)                           certain of the Company’s digital price tags contain tin, tantalum, tungsten and gold.

We refer to the foregoing products as the “Covered Products.”

The Company conducted a reasonable country of origin inquiry to determine whether any of the 3TG contained in the Covered Products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the 3TG contained in the Covered Products was conducting (i) an internal supply-chain inquiry to identify products containing 3TG, and (ii) inquiring of the Company’s suppliers eliciting, as applicable, information regarding (a) the country of origin of the 3TG contained in the Covered Products, (b) whether the 3TG came from scrap or recycled sources, and (c) other relevant information regarding the suppliers’ (or its suppliers’) practices concerning 3TG.

Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that some of the Company’s products may contain 3TG originated in the Covered Countries, but there is nothing in the responses received to date by the Company to suggest that the Company’s products contain any 3TG that directly or indirectly finance or benefit armed groups in the Covered Countries. Among the few suppliers who indicated that their products contain 3TG from the Covered Countries, all confirmed that the smelters from which they sourced minerals comply with certain responsible mineral sourcing validation programs, such as the Responsible Minerals Initiative, or the 3TG came from scrap or recycled sources.

In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at http://www.alibabagroup.com/en/ir/secfilings.

Item 1.02 Exhibits

None.

Section 2 Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: May 31, 2022	By:	/s/ Kevin Jinwei ZHANG
Kevin Jinwei ZHANG
Company Secretary